June 23, 2025

David Michery
Chief Executive Officer
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street,
Brea, California 92821

       Re: MULLEN AUTOMOTIVE INC.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 13, 2025
           File No. 001-34887
Dear David Michery:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note that Proposals 1, 2, 3 and 7 cover shares underlying the notes and warrants that contain reset and/or cashless exercise features and that the maximum number of issuable shares of common stock may be higher than the amounts disclosed in each proposal. Please revise to highlight the maximum number of shares that could be issued upon the exercise of the notes and warrants. Additionally, if true, disclose that the number of shares issuable upon the exercise of the warrants under the cashless exercise provision increases as the stock price falls further below the initial exercise price and disclose the potential additional dilution of the reset and cashless exercise provision.
2. For Proposals 1, 2, 3 and 7, as applicable, please revise to provide an example of how the cashless formula would operate under specific, reasonable assumptions.
 June 23, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Katherine J. Blair